UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300

Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE FILES Q3 FINANCIAL STATEMENTS

For Immediate Release

Vancouver, British Columbia – November 27, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital asset (Bitcoin) exchange platform & blockchain development services company today announced the filing of the September 30, 2017 interim financial statements, MDA on Sedar https://sedar.com and under Form 6-K on Edgar https://sec.gov.

The Company is currently developing several new technologies and platform enhancements for the Digatrade Exchange https://digatrade.com, and seeking additional new opportunities and partners for growth as Bitcoin (BTC) and Ethereum “ETH” continue to increase in value with new all-time highs in combined market capitalization value now exceeding US$200 Billion as a result of a broader investment by financial institutions seeking exposure into distributed ledger technology.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6C-2Z6 Canada

T: +1(604) 200-0071

F: +1(604) 200-0072

info@digatrade.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: Nov 27, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes
	Title:	CEO

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Exhibits

EX - 99.1	Unaudited Interim Consolidated Financial Statements for the Nine Months ended September 30, 2017

EX - 99.2	Management’s Discussion and Analysis of Financial Conditions for the Nine Months ended September 30, 2017

EX - 99.3	Certification of Interim Filings CEO

EX - 99.4	Certification of Interim Filings CFO